March 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Max A. Webb and Messeret Nega

Re:

J.P. Morgan Acceptance Corporation I

Registration Statement on Form S-3

Filed February 8, 2006

File No. 333-130192

Dear Mr. Webb and Ms. Nega:

On February 8, 2006 (the “Submission Date”), our client, J.P. Morgan Acceptance Corporation I (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to our Registration Statement on Form S-3, a prospectus supplement and a base prospectus (the “Documents”) along with a form of pooling and servicing agreement.  On March 9, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Form S-3

General

1.

Comment:  1.

We refer to your response to previous comment 2.  Please amend your response to reflect the fact that you have requested a waiver for Chase Mortgage Finance Corp., one of your affiliates, from failure to comply with the Exchange Act reporting requirements.

Response:  On the Submission Date, the Company had been current and timely with Exchange Act reporting during the prior twelve months with respect to asset-backed securities involving residential mortgage loans and the Company believed that each of its affiliates had been current and timely with all such Exchange Act reporting.  The Company subsequently learned that certain Exchange Act reports of Chase Mortgage Finance Corp. had not been timely filed.  Chase Mortgage Finance Corp. has requested a waiver for its failure to comply with the Exchange Act reporting requirements with respect to these filings.

Prospectus Supplement

General

2.

Comment:  We note your response to previous comment 14 and reissue the comment.  Your response states that you will provide a description responsive to our comment, but directs our attention to previously existing text that is not.  Please provide disclosure that is responsive to Item 1103(a)(3)(vii) of Regulation AB.

Response:  Please note that disclosure under the heading “Summary—Credit Enhancement—Shifting of Interest” on page S-5 was added to the prospectus supplement in the prior submission in an attempt to be responsive to previous comment 14.  The Company believes that the disclosure under the headings “Summary—Optional Clean-up Redemption of the Certificates” and “Summary—Credit Enhancement—Shifting of Interest” on page S-5 of the prospectus supplement summarize all events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.  An additional placeholder has been added on page S-5 of the prospectus supplement in the event that there are additional events or triggers that trigger the liquidation or amortization of the asset pool or alter the transaction structure or flow of funds in any particular transaction.

Delinquency and Foreclosure Information

3.

Comment:  We note your response to previous comment 4.  Please confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities issued or guaranteed by Ginnie Mac, Fannie Mac or Freddie Mac; and any privately issued mortgaged-backed securities.

Response:  The Company confirms its obligation to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities issued or guaranteed by Ginnie Mac, Fannie Mac or Freddie Mac and any privately issued mortgaged-backed securities.

4.

Comment:  Please revise your disclosure on pages S-13, S-19 and elsewhere where applicable, to state that none of the mortgage loans will be over 90 days delinquent or revise the table to add a placeholder for additional buckets.

Response:  The prospectus supplement has been revised on pages S-18 and S-19 to provide a placeholder for mortgage loans that are over 90 days delinquent or have been over 90 days delinquent in the prior twelve months. The prospectus supplement will also state that none of the mortgage loans will be more days delinquent or has been more days delinquent in the past twelve months than the greatest period of delinquency included in these buckets.  Please see pages S-13 and S-19 of the prospectus supplement.

Base Prospectus
Cover Page

5.

Comment:  Revise the language in the box to refer to the issuing entity rather than the trust.

Response:  The language in the box on the cover page of the base prospectus has been revised to reference the issuing entity rather than the trust.

Mandatory Auctions

6.

Comment:  Please confirm that neither the depositor nor any of its affiliates will have any control over any mandatory auction.

Response:  The Company hereby confirms that neither the Company nor any of its affiliates will have any control over any mandatory auction.

7.

Comment:  Please note that we have referred this description to the Division of Investment Management for possible comment.

Response:  We will respond to any additional comments of the Division of Investment Management upon receipt.

Should you have any further questions or comments please contact Harlyn Bohensky at 917-777-4362 or myself at 917-777-4340.

Sincerely,

Michael Braun

cc:

Mr. David M. Duzyk